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Pokéology

Houston, TX

- **Successful first operation** in Rice Village turned a **profit in its third month**
- Second location **opening in Sawyer Yards**, a burgeoning cultural and culinary destination
- Only poké concept in Houston owned and **led by an acclaimed sushi chef**
- **Innovative, expanded menu** with introducing new international trends to Houston
- This investment is **secured by a blanket lien on all assets** of the business

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Company Description

Pokéology is a restaurant group that specializes in serving the Hawaiian, simplified version of "sushi-in-a-bowl" known as poké. Houston Press has deemed poké no less than an "obsession," with the fish and rice bowls popping up all around the city. Leading the culinary pack is Rice Village's Pokéology, an operation from **acclaimed sushi chef Jason Liao.** The team managed to make their current non-traditional space into a destination. They now have plans to expand with a more complete dining experience in Houston's Sawyer Yards.



In an industry consisting of multiple players in the same game, Pokéology stands out as the established and forward-thinking brand. After six months of perfecting their offering through wildly popular pop-ups (consistently exceeding several hundred customers), the team opened their first location in an obscure spot - a small, kiosk-sized kitchen in the back of a bar. Their Rice Village location took a 9-by-11 corner inside of Doc Holliday's, and the team's creativity and resourcefulness allowed them to retrofit and maximize an otherwise impossible space into a trending hit.

The plan at Sawyer Yards will increase the visibility of what the team does best: serve up fresh, delicious and healthy bowls of poké with stellar customer service. Pokéology will continue to source fresh sashimi-grade seafood on a daily basis and combine them with Liao's homemade sauces and condiments. In addition to the popular poké bowls, the new location will feature a full kitchen. This will allow the team to expand with a new menu that will include appetizers such as wok-smoked edamame and chicken karage (Asian chicken nuggets). Pokéology at Sawyer Yards will also incorporate Asian street food concepts that flow in from Japan, Korea, Los Angeles and New York City. Sushi donuts and sushi burritos — already West Coast phenomena — are examples of some of those new influences.

 

With unparalleled media coverage from the Houston Press, Houstonia Magazine, Houston Business Journal and many more, Pokéology enters its expansion phase with strong momentum. At 2313 Edwards Street, it will join a trailblazing group of boutiques, restaurants and studios at one of the largest creative hubs in the nation.

The team behind Pokéology is comprised of former U.S. military members and lifetime martial artists. They are proud to bring the discipline of their training into the business. A strong work ethic and a constant pursuit of excellence has propelled the Rice Village location to success in a non-traditional setting. The Pokéology team is excited to create another environment committed to quality, and a place where a new generation of chefs are able to learn and grow.



Charlie and Chef Jason made an appearance on Houston Life (Feb 2017) to share their poké and sushi knowledge.

Key Terms

Issuer	Semper Fi Restaurants, LLC
Securities	Term Notes
Offering Amount	Minimum of $150,000 to maximum $250,000
Interest Rate (?)	**13.25%**
Payments (?)	**Monthly**
Maturity (?)	**48 Months**
Security Interest (?)	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

Proceeds will fund the new Sawyer Yards restaurant's design, construction build-out, furniture and fixtures, equipment and supplies. The team will expand upon the concepts already in place at Rice Village.

Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100 ▾	13.25%	48 months	$129



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $500 or more will receive 2 complimentary bowls at Pokéology at Sawyer Yards

Invest $500 or more
- $20 gift card (good at any Pokéology location)

Invest $1,000 or more
- 2 tickets to the Pokéology Sawyer Yards opening party

Invest $2,000 or more
- A complimentary appetizer for one year at Pokéology Sawyer Yards
- 2 tickets to the Pokéology Sawyer Yards opening party

Invest $5,000 or more
- Pokéology Platinum Card (15% off at any Pokéology location)
- 2 tickets to the Pokéology Sawyer Yards opening party
- A complimentary appetizer for one year at Pokéology Sawyer Yards

Invest $10,000 or more
- Pokéology Black Card (20% off at any Pokéology location)
- 4 tickets to the Pokéology Sawyer Yards opening party
- A complimentary appetizer for one year at Pokéology Sawyer Yards



Business Model

Pokéology will serve lunch and dinner, providing a healthy meal choice to Houstonians in two high-traffic areas.

The Rice Village outpost of Pokéology - located in a 9-by-11 kitchen space with no gas line or heat source - serves 150 to 200 bowls daily ($10-$13 per ticket) and generates 30 percent+ in profits. The Sawyer Yards location will have a full kitchen and expanded menu, and will accommodate more customers with dedicated parking.



This addition of appetizers (like the edamame and chicken nuggets) will allow for food items with a substantially lower food cost to be served in addition to the poké bowls (with quality seafood making up the bulk of food cost). Moreover, with media and customers anticipating a full location and new menu, Pokéology projects to maintain its profitability as it continues to build the client base in the new area.

The revenue will also be propelled through its digital and experiential campaigns (driven by its agency, Reverberate Marketing). With quality content and a strong social strategy online, Pokéology and Reverberate are developing unique monthly events that unite the community. Chef Jason has also been invited to be a guest lecturer at Rice University, sharing his knowledge of the seafood marketplace and practices in sustainability.

E-mail campaigns will also run, rewarding loyal customers with promotions and providing recipes and exclusive interviews.

Location Analysis

Pokeology will be opening its second location at Sawyer Yards (2313 Edwards Street, Houston, TX 77003).



Located near Houston's Downtown, Sawyer Yards is located within the Washington Avenue Arts District, home to the largest concentration of working artists and arts organizations in the nation. Recent developments in the area are enhancing the 40 acres of artist studios, galleries and offices with the addition of restaurants, breweries and boutique fitness studios. Frequent community programming throughout Sawyer Yards and the adjacent Spring Street Studios brings a steady stream of Houstonians to the area weekly for gallery openings, music festivals, culinary competitions and more - and has breathed new life into the historic First Ward.

Existing commercial businesses and independent work spaces will generate steady traffic into Pokéology. Sawyer Yards' specific focus on unique concepts and well-executed design align well with the business's chef-driven poké concept. Like the patrons of Sawyer Yards, Pokéology puts the highest value on taste, quality and innovation. Those seeking the best of the "new" will respond especially well to new alternatives such as sushi donuts and creative poké toppings. The shopping strip features a steady flow of health-conscious individuals who attend the gym (Orange Theory), with salons and other eateries culminating in a true destination.

The Sawyer Yards location will also feed the adjacent Heights, a fast-appreciating residential area of single-family homes. The Heights is well-known as one of Houston's most walkable districts with many Houstonians flocking to its parks and trails. The bulk of residents fall into the 25-54 age-range with a median household income of $82k/year. This aligns squarely with the Pokéology clientele.

Best of all, Pokéology will have cornered the poké market in one of Houston's fastest growing neighborhoods and will have attached itself to an exemplary modern concept: the creative campus.

Leadership



Jason Liao, *Co-Founder & Executive "Pokéologist"*
An acclaimed sushi chef, Jason made a name for himself in the sushi world at Austin's Nanami. With over ten years of experience at various sushi venues around Texas (Umi Sushi Bar, Nanami, Aka House), Jason has built a respected track record. As a co-founder of Pokéology, he serves as the face of the business and as director of daily operations. His responsibilities include setting the menu and recipes, and implementing an easy-to-follow daily system to be carried out by managers and employees.



Charlie Chang, *Co-founder*
Charlie served in the Marine Corps, completing over 400 missions during his time of duty and accruing many awards for service, planning and execution in the process. Previously with Mercedes Benz and BMW USA, he now brings his sales and marketing skills to the restaurant industry. A renaissance businessman and social butterfly, he's also spent many years as a promoter on the Houston nightlife scene with a keen eye for recognizing trends and consistently expanding a client base. He has served in a business management and marketing role with Pokéology.



Justin Reid, *General Manager*
After several decorated years in the U.S. Army, Reid pursued a culinary career. In a short time, he became Sous Chef at the Cellar Door. His kitchen and management experience has been essential in assisting Jason and in training culinary skills to the Pokéology team.

History

⭐ **June 2016**
First "Pop-Up" kitchen event at Lincoln Lounge, catering to over 500 customers

⭐ **September 2016**
Covered in Houston Press as Houston's most active pop-up group

⭐ **January 2017**
Grand opening at Rice Village location with over 700 customers in one day

⭐ **June 2017**
First poké shop in Houston to feature the "Poké Donut" with a cooking feature during local KPRC Channel 2 "Houston Life"

⭐ **November 2017**
Planned start of construction

⭐ **March 2018**
Anticipated opening of new location at Sawyer Yards

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